HRC FUND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67496

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __HRC FUND ASSOCIATES, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__88 Pine Street Suite 3101__
(No. and Street)

__New York__	__NY__	__10005__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Daniels	212-751-4422	sdaniels@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__WithumSmith&Brown, PC__
(Name – if individual, state last, first, and middle name)

506 Carnegie Center-Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)
10/08/2003		100	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Daniels _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HRC Fund Associates, LLC _____ , as of December 31 _____ , 2 025 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Chief Financial Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HRC FUND ASSOCIATES, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members of
HRC Fund Associates, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HRC Fund Associates, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York
February 25, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

HRC FUND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash and cash equivalents	$	2,107,746
Fees receivable		178,286
Fees receivable - affiliate		575,012
Prepaid expenses		41,068
Prepaid taxes		33,185
	$	**2,935,297**

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	138,615
Due to affiliate		821,577
		960,192
Members' equity		1,975,105
	$	**2,935,297**

See accompanying notes to financial statements.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

HRC Fund Associates, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist of acting as a placement agent (or finder) for hedge funds and similar private investment funds and marketing agent for registered mutual funds. The Company markets these mutual funds exclusively to other registered broker-dealers and financial consultants and does not transact any wholesale or retail sales of mutual fund shares. The Company is registered as a broker-dealer in 42 states and has one office located in New York City.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers its investments in a short-term money market account to be cash equivalents.

Fees Receivable

The Company carries its fees receivable at cost less an allowance for credit losses. The Company follows the guidance in Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments* – Credit Losses ("ASC 326"). ASC 326 applies to certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset to be recorded at inception or purchase. Under the accounting update, the Company has the ability to determine if there are any expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for credit losses. Fees receivable are written off when management determines the fees are not collectible. Management does not believe that an allowance is required as of December 31, 2025.

Fees receivable and fees receivable - affiliate were $178,286 and $575,012 at December 31, 2025, respectively, and $66,924 and $538,798 at December 31, 2024, respectively. There were no contract assets or contract liabilities as of December 31, 2025 and January 1, 2025.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers*, is the revenue recognition guidance that requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The application of ASC 606 requires the Company to make significant judgments and estimates that affect the timing and amount of revenue recognized. The guidance requires an entity to follow a five-step model as follows: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company reviews its judgments and estimates on an ongoing basis and updates them as necessary based on new information, changes in circumstances, or changes in contract terms.

Disaggregation of revenue can be found on the statement of operations for the year ended December 31, 2025 by type of revenue stream. The Company's principle sources of revenue are derived from marketing fees and private placement fees. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Marketing Fees:

The Company enters into arrangements with pooled investments (funds) or other managed accounts to distribute shares to investors. The Company may receive marketing fees paid by the fund up front or over time or a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and, as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly.

Private Placement Fees:

Placement fee revenues are attributable to capital raising on financial sponsors. Revenue for private placement transactions are generally recognized when the underlying transaction is completed under the terms of each assignment or engagement, which are generally contingent on the achievement of a capital commitment by an investor, at the time of the client's acceptance of capital or capital commitments. If, in the Company's judgment, collection of a fee is not probable, the Company will not recognize revenue until the uncertainty is removed.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies (continued)

Other Income:

Other income is derived from wholesale underwriting and private placement servicing fees. Revenues are recognized upon the completion of the performance obligation as defined by the terms of the underlying agreements. If, in the Company's judgment, collection of a fee is not probable, the Company
will not recognize revenue until the uncertainty is removed.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company, however, is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2023.

Effective December 31, 2025, the Company adopted ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*. The amendments enhance the transparency of income tax disclosures. The adoption of ASU 2023-09 did not have a material impact on the Company's financial position, results of operations, or income tax disclosures.

Pass-Through Entity Tax

The Tax Cuts and Job Act of 2017 limited an individual's state and local tax deduction to $10,000, and states have been exploring pass-through entity tax workarounds in response. In November 2020, the Internal Revenue Service gave guidance to allow state tax deductions at the pass-through entity level and opened the floodgates to more states enacting pass-through entity taxes. Each state's workaround is unique and creates complexities in the entity's accounting for the pass-through entity tax.

There is currently no authoritative guidance on how to account for PTET in GAAP basis financial statements. The first decision is whether a state's PTET paid by the entity, based on the laws and regulations of each specific jurisdiction, is attributable to the owners or attributable to the entity. If attributable to the owners, the transaction would be accounted for as a transaction with an owner (i.e., accounted for as an equity transaction).

If attributable to the entity, the transaction would be accounted for under ASC Topic 740, *Income Taxes*, similar to other income-based taxes. In addition, disclosure of the entity's PTET election and the related accounting policy should be included in the footnotes of the financial statements for as long as such election is in effect.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies (continued)

New York State enacted the Pass-Through Entity Tax Act ("PTET") effective for tax years beginning on or after January 1, 2021. PTET allows pass-through entities to elect to pay the New York State tax due on the members' share of net income of the Company. The Company has chosen to make the election for the year ended December 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Service Agreement

Pursuant to a service agreement, affiliates of the Company provide various services and other operating assistance to the Company. The agreements provide for professional services, physical premises, utilities, and the use of fixed assets, travel, insurance, subscriptions, taxes, personnel, and other general and administrative services. December 31, 2025, the amount due to the affiliate for fees pursuant to the service agreement was approximately $822,000.

2. Related party transactions

Major Customer

Fees earned from an affiliated customer accounted for 76% of the fees receivable at December 31, 2025.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2025, the Company's net capital was approximately $1,148,000, which was approximately $1,084,000 in excess of its minimum requirement of approximately $64,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, as it does not hold customer funds or perform safekeeping for customer securities.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

5. Income taxes

As of December 31, 2025, the Company had a receivable of $3,132 included in Prepaid taxes on the accompanying statement of financial condition relative to current UBT taxes.

6. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions, which at times may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation for up to $250,000 per institution. Any loss incurred or a lack of access to such funds could have an adverse impact on the Company's financial condition, results of operations, and cash flows.

7. Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, as a placement agent (or finder) for hedge funds and similar private investment funds and marketing agent for registered mutual funds (see Note 1). The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Company derived 87% of its total revenues from a single affiliated customer in 2025.

8. Subsequent events

Management has considered subsequent events through the date of release of these financial statements and there are no subsequent events which require disclosure in the notes to financial statements.